Exhibit (a)(7)

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

EMANUEL RESENDES, On Behalf Of himself	)	No.
and All Others Similarly Situated,	)
)
Plaintiff,	)
	)	CLASS ACTION
vs.	)
)
HENRI A. TERMEER, MICHAEL S.	)	CLASS ACTION COMPLAINT BASED
WYZGA, ROBERT J. CARPENTER,	)	UPON SELF-DEALING AND BREACH
CHARLES L. COONEY, DOUGLAS A.	)	OF FIDUCIARY DUTY
BERTHIAUME, GAIL K. BOUDREAUX,	)
ROBERT J. BERTOLINI, VICTOR J. DZAU,	)	JURY TRIAL DEMANDED
CONNIE MACK III, RICHARD F. SYRON,	)
RALPH V. WHITWORTH, STEVEN	)
BURAKOFF, ERIC ENDE, AND DENNIS M.	)
FENTON,	)
)
Defendants	)
)

SUMMARY OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the holders of Genzyme Corporation (“Genzyme” or the “Company”) common stock. This action is brought against the members of the Company’s Board of Directors (“Board”) arising out of defendants’ illegal breach of fiduciary duties in attempting to entrench themselves in office and their failure to properly consider indications of interest to acquire the company from suitors such as Sanofi-Aventis (“Sanofi”) at a significant premium.

2.             For several months, Sanofi has been seeking a meeting with Genzyme to discuss a merger or other business combination.  On July 29, 2010, Sanofi made an offer to acquire Genzyme in an all-cash transaction valued at approximately $18.5 billion. Under the terms of the proposed acquisition, Genzyme shareholders would receive $69 per share in cash, representing a 38% premium over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Sanofi’s offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi had made an approach to acquire Genzyme. Based on analyst consensus estimates, the offer represents a multiple of 36 times Genzyme’s 2010 earnings per share and 20 times 2011 earnings per share. Accordingly, the offer price takes into account the upside potential of the anticipated recovery in Genzyme’s performance in 2011.

3.             Despite the fact that Genzyme’s stock price has significantly underperformed that of its peers over the last several years, and the fact that a takeover bid from Sanofi would offer a significant premium to Genzyme shareholders, the Board swiftly rejected the offer, without giving due consideration or deliberation to the offer, and has refused to even meet with Sanofi. Even worse, the Board has entrenched itself and discouraged any public bid for Genzyme.

4.             The Board went so far as conveying to the market that Genzyme was not for sale. As one analyst and significant Genzyme shareholder stated: “We aren’t crazy about comments that the company isn’t for sale and, based on Sanofi’s comments, they [Genzyme’s Board] said it wasn’t for sale even before they knew the number.” David Katz, the chief investment officer of Matrix Assets Advisors, which owns 320,000 Genzyme shares.

5.             On September 5, 2010, Dow Jones reported that Sanofi is willing to increase its offer if the Individual Defendants named herein (i.e., the Genzyme board) negotiates in good faith and enters into a negotiated deal.

6.             In pursuing their unlawful plan to entrench themselves in their lucrative positions as directors of a large, publicly traded Company, and refusing to act in good faith and in accordance with the fiduciary duties owed to Genzyme and its shareholders, the Company’s Board violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. Rather than acting in the best interests of the Company and its shareholders, as their fiduciary duties mandate, defendants — without good faith consideration — are attempting to frustrate Sanofi’s bid and further entrench themselves as officers and managers of the Company.  Defendants have breached their fiduciary duties by failing to consider in good faith the Sanofi offer and otherwise failing to take actions to maximize shareholder value. Instead, defendants are acting in their own self-interest.

JURISDICTION AND VENUE

7.             This Court has jurisdiction over all causes of action asserted herein pursuant to the Class Action Fairness Act of 2005, 28 U.S.C. § 1332(d)(2) because (i) the amount in controversy exceeds the jurisdictional amount of $5,000,000; (ii) the Class consist of hundreds, and perhaps thousands, of individuals; and (iii) minimal diversity exists between Plaintiff and Defendants.

8.             This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by the District courts permissible under traditional notions of fair play and substantial justice.

9.             Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because: (i) Genzyme maintains its principal place of business in this District; (ii) one or more of defendants either resides in or maintains executive offices in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including defendants’ primary participation in the wrongful acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to Genzyme, occurred in this District; and (iv) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

10.           Plaintiff Emanuel Resendes holds common stock of Genzyme and acquired his Genzyme stock prior to the time of the alleged wrongdoing alleged herein. Plaintiff is a citizen of the Commonwealth of Massachusetts.

11.           Defendant Termeer is Genzyme’s Chief Executive Officer and has been since December 1985; Chairman of the Board and has been since May 1988; and President and a director and has been since October 1983. Defendant Termeer is a citizen of Massachusetts.

12.           Defendant Michael S. Wyzga (“Wyzga”) is Genzyme’s Executive Vice President, Finance and has been since May 2003 and Chief Financial Officer and has been since July 1999. Wyzga was also Genzyme’s Chief Accounting Officer from January 1999 to November 2008; Senior Vice President, Finance from July 1999 to May 2003; Senior Vice President, Corporate Controller from January 1999 to July 1999; and Vice President and Corporate Controller from February 1998 to January 1999. Defendant Wyzga is a citizen of Massachusetts.

13.           Defendant Robert J. Carpenter (“Carpenter”) is a Genzyme director and has been since 1994. Defendant Carpenter is a citizen of Massachusetts.

14.           Defendant Charles L. Cooney (“Cooney”) is Genzyme director and has been since 1983. Defendant Cooney is a citizen of Massachusetts.

15.           Defendant Douglas A. Berthiaume (“Berthiaume”) is a Genzyme director and has been since 1988. Defendant Berthiaume is a citizen of Massachusetts.

16.           Defendant Gail K. Boudreaux (“Boudreaux”) is a Genzyme director and has been since 2004. Defendant Boudreaux is a citizen of Illinois.

17.           Defendant Robert J. Bertolini (“Bertolini”) is a Genzyme director and has been since December 2009. Defendant Bertolini is a citizen of New Jersey.

18.           Defendant Victor J. Dzau (“Dzau”) is a Genzyme director and has been since 2000. Defendant Dzau is a citizen of North Carolina.

19.           Defendant Connie Mack III (“Mack”) is a Genzyme director and has been since 2001. Defendant Mack is a citizen of Florida.

20.           Defendant Richard F. Syron (“Syron”) is a Genzyme director and has been since 2006. Defendant Syron is a citizen of Massachusetts.

21.           Defendant Whitworth is a Genzyme director and has been since April 2010. Defendant Whitworth is a citizen of California.

22.           Defendant Burakoff is a Genzyme director and has been since June 2010. Defendant Burakoff is citizen of New York.

23.           Defendant Ende is a Genzyme director and has been since June 2010. Defendant Ende is a citizen of Florida.

24.           Defendant Dennis M. Fenton (“Fenton”) is a Genzyme director and has been since June 2010. Defendant Fenton is a citizen of California.

25.           By virtue of their positions as directors and/or officers of Genzyme and/or their exercise of control and ownership over the business and corporate affairs of Genzyme, defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Genzyme to engage in the practices complained of herein.  Each Individual Defendant owed and owes Genzyme and its shareholders fiduciary obligations and were and are required to: (1) use their ability to control and manage Genzyme in a fair, just and equitable manner; (2) act in furtherance of the best interests of Genzyme and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control to the extent consistent with governing statutes; (4) govern Genzyme in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of Genzyme and its public shareholders.

26.           Each defendant herein is sued individually and as an aider and abettor and in his capacity as a director of Genzyme. The liability of each of defendants arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

FIDUCIARY DUTIES OF THE DEFENDANTS

27.           By reason of defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Genzyme and owe the Company, as well as plaintiff and the other members of the Class, duties of the highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

28.           The claims are brought under Massachusetts state law which requires every corporate director to act in good faith, in the best interests of the corporation and its shareholders, and to act with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where a bona fide offer is presented to a company that represents a substantial premium over the trading price of its stock, applicable state law requires the directors to take all steps reasonably required to properly evaluate and respond in good faith to the offer. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)                                 adversely affects the value provided to the corporation’s shareholders;

(b)                                 contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)                                  discourages or inhibits alternative offers to purchase the corporation or its assets; or

(d)                                 will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

29.           In accordance with their duties of loyalty and good faith, defendants, as directors and/or officers of Genzyme, are obligated to refrain from:

(a)                                 participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                                 participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

(c)                                  unjustly enriching themselves at the expense or to the detriment of the public shareholders, and/or

(d)                                 unjustly entrenching themselves as managers and/or officers of the Company by failing to give adequate consideration to legitimate bids for the Company.

30.           The defendants, separately and together, have violated the fiduciary duties owed to Genzyme and its public shareholders, including their duties of loyalty, good faith and independence, insofar as they have failed to give proper and good faith consideration to the Sanofi bid, which represents a significant premium over the stock’s trading price in the days, weeks, and months prior to the offer, for the purpose of entrenching themselves in the lucrative positions as managers of a large publicly traded corporation and to obtain for themselves personal benefits.

31.           Because defendants have breached their duties of loyalty, good faith and independence in connection with their failure to act in good faith to consider the Sanofi bid, defendants, as a matter of Massachusetts law, have breached their fiduciary duties of good faith and fair dealing owed to the shareholders of the Company and to the Company itself.

THE OFFER DEFENDANTS IGNORED

32.           On July 23, 2010, The New York Times published an article titled “Sanofi Said to Have Offered to Make a Bid for Genzyme.” The article stated:

Sanofi-Aventis has made an informal takeover approach to Genzyme, a person briefed on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.

* * *

Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.

33.           Under the terms of the proposed acquisition, Genzyme shareholders would receive $69 per share in cash, representing a 38% premium over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Sanofi’s offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi had made an approach to acquire Genzyme. Based on analyst consensus estimates, the offer represents a multiple of 36 times Genzyme’s 2010 earnings per share and 20 times 2011 earnings per share. Accordingly, the offer price takes into account the upside potential of the anticipated recovery in Genzyme’s performance in 2011.

34.           In addition, the offer of $69 was merely an opening offer to start negotiations. The chief executive of Sanofi, Chris Viehbacher, affirmed that he thought that $69 a share was a realistic starting point as he left the door open to negotiating a higher offer. Indeed, in view of the Company’s positive future, the Board was well positioned to negotiate a higher price.

35.           In a July 26, 2010 article on Bloomberg.com, Sven Borho, an analyst with OrbiMed Advisors stated that “if two or three companies get involved in bidding, the $80s are achieved really easily… There are so few good assets out there, and this is one of the more promising assets.” In addition to Sanofi, the Bloomberg.com article stated that GlaxoSmithKline Plc recently made an overture to Genzyme.  And other reports have claimed that Johnson & Johnson is also interested in pursuing an acquisition of Genzyme.

36.           On July 28, 2010, The New York Times DealBook stated that people briefed on the matter indicated Sanofi-Aventis was willing to pay at least $70 per share.  According to a Bloomberg Businessweek article, Sanofi’s Board has actually authorized an offer of $70 per share.  While an offer at that price represents a premium, the Company stock price recently traded at more than $83 prior to the manufacturing problems caused by defendants, and as recently as January 2010, Relational stated that it believes Genzyme could achieve a stock price as high as $90.

37.           On September 5, 2010, Dow Jones reported that the Sanofi-Aventis board was willing to pay more than the current offer if the Genzyme board would stop entrenching itself in office and instead negotiate in good faith.

38.           Despite its leverage to negotiate a higher price for the benefit of the shareholders, the Board has refused to even meet with Sanofi. Even Sanofi’s chief executive expressed his surprise in a letter he personally sent to Defendant Termeer (Genzyme’s Chairman, President and Chief Executive Officer):

We are disappointed that you rejected our proposal on August 11 without discussing its substance with us.

…

Your continued refusal to enter into constructive discussions will serve only to further delay the ability of your shareholders to receive the substantial value represented by our all-cash offer. We therefore are prepared to consider all alternatives to complete this transaction.

39.           Despite these offers to negotiate a fair price for Genzyme’s shareholders, defendants chose to entrench themselves in their lucrative positions as directors of a large, publicly-traded Company, and refused to act in good faith and in accordance with the fiduciary duties owed to Genzyme and its shareholders.

40.           Dow Jones Newswires reported that at least one Genzyme shareholder is unhappy with what it sees as Genzyme’s resistance to negotiating a deal. “We aren’t crazy about comments that the company isn’t for sale and, based on Sanofi’s comments, they [Genzyme’s Board] said it wasn’t for sale even before they knew the number,” David Katz, the chief investment officer of Matrix Assets Advisors, which owns 320,000 Genzyme shares, told Dow Jones.

41.           While the Individual Defendants have publicly stated their opinion that the current Sanofi offer fails to attribute sufficient value to Campath, a multiple sclerosis drug that is in the experimental stages, there is a very easy (and commonly utilized) structure through which Genzyme can ensure that its shareholders participate in the future benefits of Campath: building into the deal an earn-out arrangement in which shareholders would be paid additional dividends based on the future success of Campath.

42.           To comply with their fiduciary duties, the Genzyme board should negotiate in good faith with Sanofi-Aventis, including attempting to negotiate a higher premium offer, including the potential of an earn-out arrangement addressing Campath and any other promising drugs in Genzyme’s pipeline. The Genzyme board should also shop the Company to other suitors so as to obtain maximum value for the Class in any sales process.

CLASS ACTION ALLEGATIONS

43.           Plaintiff brings this action individually and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all holders of Genzyme stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

44.           This action is properly maintainable as a class action.

45.           The Class is so numerous that joinder of all members is impracticable. According to Genzyme’s United States Securities and Exchange Commission filings, there are more than 254.8 million shares of Genzyme common stock outstanding.

46.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include, inter alia, the following:

(a)            whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class as a result of taking action to frustrate a bid from Sanofi and seek a superior offer;

(b)            whether defendants are attempting to entrench themselves as managers and officers of the Company in order to preserve their lucrative and prestigious positions at the expense of maximizing shareholder value by failing to give adequate consideration to offers and overtures to acquire the Company at substantial premiums;

(c)            whether defendants have breached their fiduciary duty by adopting lucrative change of control agreements;

(d)            whether defendants are attempting to unjustly enrich themselves and other insiders or affiliates of Genzyme as a result of their efforts to entrench themselves as managers and directors of the Company;

(e)            whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with taking action to frustrate a bid by Sanofi and/or other suitors and failure to comply with the duties of good faith, diligence, candor and fair dealing; and

(f)            whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage this or any other offers for the Company or its assets.

47.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

48.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

49.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

50.           Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

51.           Defendants have acted and are acting on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Defendants

52.           Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

53.           Defendants have violated fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of Genzyme and have acted to put their personal interests ahead of the interests of Genzyme shareholders.

54.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, have violated their fiduciary duties by disenfranchising Genzyme’s public shareholders, and by failing to give adequate consideration to a potential sale of the Company at a substantial premium to the public shareholders of the Company.

55.           As demonstrated by the allegations above, defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Genzyme because, among other reasons:

(a)            they have failed to properly and adequately consider expressions of interest to acquire the Company or take other necessary steps to maximize the value of Genzyme to its public shareholders;

(b)            they failed to properly maximize the value of Genzyme common stock; and

(c)            they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships in connection with their refusal to consider bona fide and legitimate expressions of interest to acquire the Company at a premium.

56.           Because defendants dominate and control the business and corporate affairs of Genzyme, and are in possession of private corporate information concerning Genzyme’s assets

(including the knowledge of any other undisclosed bids for the Company), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genzyme which makes it inherently unfair for them to reject any proposed transaction for the sole purpose of entrenching themselves as managers and directors of the Company, to the exclusion of maximizing stockholder value.

57.           By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

58.           As a result of defendants’ acts, practices and course of conduct, plaintiff and the Class have been and will be harmed.

59.           Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that, as to the First Cause of Action, this action is properly maintainable as a class action;

B.            Declaring and decreeing that defendants’ conduct has been in breach of the fiduciary duties owed by defendants to its public stockholders;

C.            Declaring and decreeing that defendants’ refusal to consider and respond in good faith to any offers to acquire Genzyme is in breach of the fiduciary duties owed by defendants to its shareholders and ordering defendants to comply with said fiduciary duties;

D.            Directing defendants to refrain from advancing their own interests at the expense of the class and exercise their fiduciary duties to act reasonably and respond in good faith to offers which are in the best interest of the class;

E.             Prohibiting defendants from entering into any contractual provisions which harm the class or prohibit defendants from maximizing shareholder value, including any confidentiality agreement or contract designed to impede the maximization of shareholder value;

F.             Prohibiting defendants from adopting, implementing or instituting any defensive measures that has or is intended to have the effect of making the consummation of an offer to purchase the Company more difficult or costly for a potential acquiror;

G.            Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.            Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff demands a trial by jury of all issues so triable.

Dated: September 9, 2010
HUTCHINGS, BARSAMIAN,
MANDELCORN & ZEYTOONIAN, LLP
/s/Theodore M. Hess-Mahan
Theodore M. Hess-Mahan, BBO #557109

110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Phone: (781) 431-2231
Facsimile: (781) 431-8726

JOHNSON BOTTINI, LLP
FRANK J. JOHNSON
FRANCIS A. BOTTINI, JR.
SHAWN FIELDS
501 West Broadway, Suite 1720
San Diego, CA 92101
(619) 230-0063 (telephone)
(619) 238-0622 (facsimile)

Attorneys for Plaintiff